New York - AG	October 13, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Produces 3.2M Oz Silver and 25,771 Oz Gold
(5.2M Silver Eqv. Oz) in the Third Quarter

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the third quarter of 2020 reached 5.2 million silver equivalent ounces consisting of 3.2 million ounces of silver and 25,771 ounces of gold. Quarterly silver and gold production increased 72% and 63%, respectively, compared to the prior quarter following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. In the first nine months of 2020, the Company produced 8.1 million ounces of silver and 73,738 ounces of gold for a total production of 14.9 million silver equivalent ounces.

THIRD QUARTER HIGHLIGHTS
•La Encantada produced 978,416 silver ounces, representing a 92% increase from the prior quarter and the second highest quarterly production since 2014. La Encantada is now expected to fully recover its lost silver ounces due to the COVID-19 shutdown by year-end.
•San Dimas produced 1,678,075 ounces of silver and 18,268 ounces of gold, representing the highest quarterly silver production since acquiring the asset in May 2018.
•Santa Elena produced 502,375 ounces of silver and 7,428 ounces of gold, representing an increase of 126% and 102%, respectively, compared to the prior quarter.
•Liquid Natural Gas (“LNG”) storage tanks were delivered and installed at Santa Elena during the quarter. The project remains on schedule for commissioning in Q1 2021 and is expected to significantly reduce energy costs going forward.
•Construction of a second portal, including the initial development of a new parallel south ramp, at Santa Elena’s Ermitaño project was completed during the third quarter.
•At the end of the third quarter, 26 exploration drill rigs were active across the Company’s mines and projects consisting of 14 rigs at San Dimas, eight rigs at Santa Elena, two rigs at La Encantada and two rigs at La Parrilla.
•Total exploration metres planned for 2020 have been increased by 24,000 metres to a total target of 163,000 metres for the full year.
•The Company held a balance of $232.4 million in cash and cash equivalents at the end of the quarter.

“During the quarter, higher production rates along with improved metal prices and the recent investment by Eric Sprott resulted in significant growth of our treasury to $232 million at quarter end,” said Keith Neumeyer, President and CEO. “At the operations, we recorded strong quarterly silver production at both La Encantada and San Dimas due to higher milling rates and we expect this trend will continue going forward into 2021. Santa Elena is expected to see higher grades and milling rates in the fourth quarter of 2020 as additional workers have recently arrived to site to assist with increasing underground ore production. While the COVID-19 situation has thrown many new complexities at the business, I’m proud of our team’s overall production results and our continued commitment towards ensuring the health and safety of all our employees on site and within our local communities.”

PRODUCTION TABLE

	Q3 2020	Q3 2019	Y/Y Change	Q2 2020	Q/Q Change
Ore processed / tonnes milled	655,920	655,967	0%	333,559	97%
Total silver ounces produced	3,158,866	3,367,740	(6%)	1,834,575	72%
Gold ounces produced	25,771	35,791	(28%)	15,764	63%
Total production - ounces of silver equivalent	5,201,085	6,636,716	(22%)	3,505,376	48%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 655,920 tonnes, representing a 97% increase compared to the previous quarter. The increase in tonnes processed compared to the prior quarter was primarily due to the restart of all operations following the Mexico’s Ministry of Health’s Decree requiring non-essential businesses to temporarily suspend activities in response to the global pandemic. The Company continues to operate within the expected levels in context of the COVID-19 restrictions placed on vulnerable people by the Mexican Government. As a result, the Company is increasing its number of temporary workers and contractors to assist with production and development activities.

Consolidated silver and gold grades in the quarter averaged 170 g/t and 1.27 g/t, respectively, compared to 193 g/t and 1.52 g/t, respectively, in the previous quarter. The decrease in grades were primarily due to reduced tonnages from higher grade stopes at Santa Elena and San Dimas as mining cycles were slowed due to limited contractor availability.

Consolidated silver and gold recoveries were consistent averaging 88% and 96%, respectively, during the quarter.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	189,918	2,064	291	3.11	95%	96%	1,678,075	18,268	3,125,662
Santa Elena	204,577	2,224	83	1.19	93%	95%	502,375	7,428	1,091,026
La Encantada	261,425	2,842	152	0.01	77%	90%	978,416	76	984,397
Total	655,920	7,130	170	1.27	88%	96%	3,158,866	25,771	5,201,085
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $24.26 per ounce, Gold: $1,909 per ounce.

At the San Dimas Silver/Gold Mine:
•San Dimas recorded its highest quarterly silver production under First Majestic’s ownership during the third quarter. The operation produced 1,678,075 ounces of silver and 18,268 ounces of gold representing a 52% increase in each metal compared to the prior quarter for total production of 3,125,662 silver equivalent ounces.
•The mill processed a total of 189,918 tonnes with average silver and gold grades of 291 g/t and 3.11 g/t, respectively.

•Silver and gold recoveries during the quarter averaged 95% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 69% and 27%, respectively, of the total production during the quarter. In addition, the recently rehabilitated Tayoltita and El Cristo areas contributed approximately 4% of total production in the quarter.
•A new contractor camp for over 100 workers is being constructed at San Dimas to support the high-intensity grinding (“HIG”) mill installation and plant modernization programs. Demolition work and new process piping runs have continued throughout the quarter, however, due to current COVID-19 restrictions the project completion date has been extended to the second half of 2021.
•A total of 14 drill rigs, consisting of three surface rigs and 11 underground rigs, were active at the end of the quarter.
•The Company is expecting to release an updated NI 43-101 Technical Report on San Dimas before the end of the year.

At the Santa Elena Silver/Gold Mine:
•During the quarter, Santa Elena produced 502,375 ounces of silver and 7,428 ounces of gold representing an increase of 126% and 102%, respectively, compared to the prior quarter for total production of 1,091,026 silver equivalent ounces.
•The mill processed a total of 204,577 tonnes, consisting of 133,108 tonnes of underground ore and 71,469 tonnes from the above ground heap leach pad.
•Silver and gold grades from underground ore averaged 109 g/t and 1.49 g/t, respectively, while silver and gold grades from the above ground heap leach pad averaged 34 g/t and 0.61 g/t, respectively.
•Silver and gold recoveries averaged 93% and 95%, respectively, during the quarter.
•Development and construction activities at the Ermitaño project accelerated during the quarter with the completion of additional surface and earthwork activities. The Company also began the construction of the east portal and parallel south ramp that will be used to reduce future traffic congestion and serve as a ventilation circuit.
•The Company is preparing for the development of five levels in the high-grade portion of the Ermitaño ore body with approximately 155 metres remaining to be completed to reach the first level access point. This area is expected to be reached in November followed by the development of the upper and lower levels of the first mining block. Initial limited production from the vein is expected to begin by mid-2021.
•The storage tanks for the new LNG plant were delivered and installed during the quarter. Generators are expected to be installed by the end of October and all electrical tie-ins will be completed prior to testing by year-end. The new LNG facility is expected to be fully operational in the first quarter of 2021.
•A total of eight drill rigs, consisting of five surface rigs and three underground rigs, were active at the end of the quarter.
•The Company is expecting to release an updated NI 43-101 Technical Report on Santa Elena in the first quarter of 2021.

At the La Encantada Silver Mine:
•During the quarter, La Encantada processed 261,425 tonnes of ore and produced 978,416 ounces of silver, or approximately 92% above the previous quarter and the second highest quarterly production since 2014.
•Silver grades and recoveries during the quarter averaged 152 g/t and 77%, respectively.
•Caving production from the San Javier and La Prieta areas contributed approximately 73% of the total silver production during the quarter. The Company anticipates continued strong production rates from these caving areas for the remainder of the year. As a result, La Encantada is now expected to fully recover its lost silver ounces from the recent COVID-19 shutdown by year-end.
•The mill modernization project designed to improve processing efficiencies is expected to accelerate in the fourth quarter with the installation of new scrubbers for the foundry, main gear replacement and new impellers for two thickener tanks, filter press upgrades and improvements to the electrical control room.

•A total of two drill rigs, consisting of one surface rig and one underground rig, were active at the end of the quarter.

Q3 EARNINGS ANNOUNCEMENT
The Company is planning to release its third quarter 2020 unaudited financial results on Thursday, November 5, 2020.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.0 to 11.7 million silver ounces or 21.4 to 22.9 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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